February 10, 2016

VIA EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) appreciates the time and attention given by the Staff of the Division of Corporation Finance to the Company’s submission dated October 29th, 2015 and correspondence dated December 3rd, 2015, as well as our recent meeting with the Staff of the Division of Corporation Finance and the Office of Chief Accountant on January 21, 2016, regarding the Company’s proposal to aggregate the Company’s Beverage and Consumer Products operating segments into one reportable segment.

We are submitting this letter to the Staff of the Division of Corporation Finance to confirm our understanding that the Staff does not object to our conclusion that, pursuant to Financial Accounting Standards Board Accounting Standards Codification 280 Segment Reporting, we may aggregate the Beverage and Consumer Product operating segments. We understand that the Staff’s response is based on the facts and circumstances as they have been presented.

Closing Comments
The undersigned hereby acknowledges, on behalf of the Company, that

GRAPHIC PACKAGING HOLDING COMPANY

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.

Very truly yours,
/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President and
Chief Financial Officer